SEC Mail Processing Section FEB 26 2010 Washington, DC 122

SECUR[redacted]ION

10027644

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-31826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PrimeVest Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street, South
(No. and Street)

St Cloud (City) MN (State) 56301-3600 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Paul Shelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PrimeVest Financial Services, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY JEAN ASFELD
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2015

Mark Paul Shelson
Signature

VP, CFO
Title

Kimberly J Asfeld
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMEVEST® Financial Services, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2009

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
PRIMEVEST® Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of PRIMEVEST® Financial Services, Inc. and Subsidiaries (the Company, an indirect wholly-owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2009. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of PRIMEVEST® Financial Services, Inc. and Subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 22, 2010

1001-1125142

PRIMEVEST® Financial Services, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	17,024,624
Receivable from brokers, dealers, and clearing organizations		746,757
Receivable from customers, net of allowance for doubtful accounts of $450,000		45,670,254
Securities owned, at market value		2,988,160
Commissions receivable		2,987,926
Due from affiliates, including $1,474,493 under tax allocation agreement		1,586,487
Deferred tax asset, net		3,352,384
Other assets		13,082,740
Total assets	$	87,439,332
Liabilities and stockholder's equity		
Liabilities:		
Payable to brokers, dealers, and clearing organizations	$	512,313
Payable to customers		12,428,828
Commissions payable		11,917,377
Due to affiliates		3,530,561
Other liabilities		6,846,191
Total liabilities		35,235,270
Stockholder's equity:		
Common stock ($10 par value; 1,000,000 shares authorized; 81,468 shares issued and outstanding)		814,680
Additional paid-in capital		20,740,873
Retained earnings		30,648,509
Total stockholder's equity		52,204,062
Total liabilities and stockholder's equity	$	87,439,332

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

PRIMEVEST® Financial Services, Inc. and Subsidiaries (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority. The Company provides brokerage, insurance, and investment advisory services to customers through financial institutions and correspondent clearing services to affiliated introducing broker-dealers. The Company is an indirect wholly owned subsidiary of Lion Connecticut Holdings, Inc. (LCH or Parent). LCH is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Group N.V. (ING), a global financial services holding company based in the Netherlands. On November 3, 2009, ING entered into an agreement with Lightyear Capital LLC to sell PRIMEVEST® Financial Services, Inc. Further information is provided under Subsequent Events regarding this transaction.

The consolidated statement of financial condition includes the accounts of PRIMEVEST® Financial Services, Inc. and its wholly owned subsidiaries: Compulife Inc., Guaranty Brokerage Services, Inc. (Guaranty), PRIMEVEST® Insurance Agency of Texas, Inc., and Branson Insurance Agency, Inc. Bancnorth and Guaranty are introducing securities brokers established for the purpose of providing securities brokerage and insurance services to customers through financial institutions. The PRIMEVEST® insurance agencies were incorporated in their respective state for the purpose of providing the Company's customers with insurance products. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Securities Owned

Securities owned are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the securities.

Receivable from Customers

Receivables from customers are reported in the statement of financial condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2009, the Company had no liabilities subordinated to the claims of general creditors.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

Revenue Recognition

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2009 are as follows:

Deferred tax asset:	
Pension	$ 2,694,224
Amortization	217,175
Deferred compensation	522,338
Fixed assets	220,054
Other	417,851
Total deferred tax assets	$ 4,071,642
Deferred tax liability:	
Prepaid expenses	719,258
Net deferred tax asset	$ 3,352,384

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, Accounting for Uncertainty in Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2004 through 2009. Management is not aware of any adjustments as a result of this examination that would have a material impact on the consolidated financial statements of the Company.

4. Employee Benefits

401(k), Pension and Deferred Compensation Plans for Employees

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2009 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

5. Contingencies

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

6. Related Party Transactions

ING Brokers Network, LLC (ING BN) (an affiliated company) and ING AIH performed certain general administrative services for the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

7. Short-Term Borrowings

The Company has a $50,000,000 uncommitted line of credit available with a nationally recognized financial institution. There were no outstanding borrowings at December 31, 2009. The line of credit is due on demand.

8. Off-Balance Sheet Risk

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or counterparties are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

9. Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents:				
Cash	$ 85,000	$ -	$ -	$ 85,000
Money market funds	16,939,624	-	-	16,939,624
Securities owned:				
U.S. Treasury securities	2,988,160	-	-	2,988,160

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2009, the Company had net capital of $36,799,468, which was $36,142,181 in excess of required net capital of $657,287. The Company's ratio of net capital to aggregate debit items was 112%.

11. Subsequent Events

On November 3, 2009, ING entered into an agreement with an unrelated third party, Lightyear Capital LLC, to sell the Company. Regulatory approval for the sale was granted on January 15, 2009, and the sale was closed on February 1, 2010. The transaction resulted in no impact to the 2009 financial statements.

On January 27, 2010, the Company paid a cash dividend of $15,000,000 to ING AIH. Required regulatory notifications were filed with the appropriate regulatory agencies.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

PRIMEVEST® Financial Services, Inc. and Subsidiaries
December 31, 2009
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Securities Investor Protection Corporation Supplemental Report

PrimeVest® Financial Services, Inc.
Year ended December 31, 2009
with Report of
Independent Accountants

Ernst & Young LLP

Ernst & Young

PrimeVest® Financial Services, Inc.
Securities Investor Protection Corporation Supplemental Report
Year ended December 31, 2009

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of PrimeVest® Financial Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of PrimeVest® Financial Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating PrimeVest® Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. PrimeVest® Financial Services, Inc.'s management is responsible for PrimeVest® Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records.

   No findings noted.

2. Compared the amounts reported on the SIPC assessment calculation schedules derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided by the Company.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Primevest Financial Services, Inc
PO Box 283
Saint Cloud, MN 56302-0283

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Schmitz (320) 656-4309

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 85,050

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (25,900)

January 12, 2009 + July 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 59,150

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 59,150

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 59,150

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PrimeVest Financial Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 20 10.

VP, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

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Assurance | Tax | Transactions | Advisory

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